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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO

                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        -------------------------------

                                SIPEX CORPORATION

         (Name of Subject Company (issuer) and Filing Person (Offeror))

                        -------------------------------


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                        -------------------------------

                                    829909100
          (CUSIP Number of Class of Securities Underlying the Options)

                        -------------------------------

                                 WALID MAGHRIBI
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                SIPEX CORPORATION
                            233 SOUTH HILLVIEW DRIVE
                               MILPITAS, CA 95035
                               TEL: (408) 934-7500

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                        -------------------------------

                                   COPIES TO:
                             JEFFREY D. SAPER, ESQ.
                               JACK HELFAND, ESQ.
                              JASON BORREVIK, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                            PALO ALTO, CA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE

=============================================================================
      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE

-----------------------------------------------------------------------------

          $ 2,386,813                                      $ 219.59**
=============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,495,052 shares of common stock of SIPEX Corporation having an aggregate value of $2,386,813 as of October 9, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

**   Previously paid.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         AMOUNT PREVIOUSLY PAID: $219.59
                      FORM OR REGISTRATION NO.: SCHEDULE TO
                         FILING PARTY: SIPEX CORPORATION
                          DATE FILED: OCTOBER 10, 2002.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.
     [x]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 ("Amendment No. 1") to the Tender Offer Statement on Schedule TO filed by SIPEX Corporation (the "Company") with the Securities and Exchange Commission on October 10, 2002 (the "Schedule TO"), is the final amendment relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock, as set forth in the Schedule TO, held by eligible employees of the Company for new options to purchase shares of the Company's common stock (the "Offer to Exchange"). This Amendment No. 1 reports the results of the Offer to Exchange that occurred pursuant to the terms and subject to the conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit
(a)(1)(a) to the Schedule TO, (2) the Letter from Walid Maghribi dated October 10, 2002 filed as Exhibit (a)(1)(b) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(1)(c) to the Schedule TO, (4) the Withdrawal Form filed as Exhibit (a)(1)(d) to the Schedule TO and the Form of Promise to Grant Stock Option filed as Exhibit (a)(1)(e) to the Schedule TO. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents."

     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the Offer to Exchange remain unchanged.

     This Amendment No. 1 amends Item 4 of the Schedule TO as follows:

ITEM 4. TERMS OF THE TRANSACTION.

     The Offer to Exchange, including all withdrawal rights, expired at 5 p.m. Pacific Time, on Friday, November 8, 2002. Pursuant to the terms and conditions of the Offer to Exchange, a total of 60 eligible optionees participated in the option exchange program. We have accepted for cancellation options to purchase 570,174 shares of our common stock. Subject to the terms and conditions of the Offer to Exchange, we will grant new options to purchase 263,380 shares of our common stock on May 12, 2003 in exchange for the options tendered and accepted pursuant to the Offer to Exchange.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                           SIPEX CORPORATION

                                           /s/  Walid Maghribi
                                           --------------------------------
                                           Walid Maghribi
                                           President and Chief Executive Officer


Date: November 12, 2002